
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

October 7, 2020

Tom Wasserman
Chief Executive Officer
Altimar Acquisition Corp.
40 West 57th Street
33rd Floor
New York, NY 10019

> **Re: Altimar Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Confidentially Submitted September 14, 2020**
> **CIK No. 0001823945**

Dear Mr. Wasserman:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Structural Flexibility, page 5

1. We note your disclosures under this heading on pages 5 and 83 that the sponsor may agree to vesting or other terms relating to the Class B founder shares, and that it will maintain flexibility and use the Class B founder shares as a tool to source or close the right transaction in a manner that aligns with its objectives. Please elaborate on the flexibility that the sponsor maintains to agree to terms or uses for the founder shares that are not described in the prospectus. Please address whether the sponsor would be able to take actions or agree to terms requiring a waiver or amendment to the limitations on the transfer of the founder shares, the terms of conversion to Class A shares, and any rights or

waivers of rights of the founder shares to redemption or liquidating distributions.

You may contact Peter McPhun at (202) 551-3581 or Kristina Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 or Joel Parker at (202) 551-3651 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction